UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, March 19, 2020

AVIANCA HOLDINGS S.A. ANNOUNCES ADDITIONAL REDUCTION IN CAPACITY

The spread of the Coronavirus (COVID-19) has led global regulators to impose and successively increase restrictions on passenger travel. The Colombian Federal Government today announced that it will close the Colombian international airspace to passenger travel effective March 23, 2020. As a result of this decision, as well as restrictions imposed by federal authorities at most destinations within the Avianca Holdings’ network, the Company will further decrease its capacity, aligned with decreased demand.

•

Avianca will cease to operate international passenger capacity effective 12:00 am SAPST/1:00 am EST on March 23, 2020. This restriction is expected to initially remain in place for the subsequent 30 days, as has been mandated by the Colombian Federal Government. Further flights to and within Peru, El Salvador, and Ecuador have already therefore been canceled until the end of April, 2020.

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Passenger transportation within domestic Colombia remains unrestricted, however, demand has been severely impacted by diminished international connectivity. Avianca’s domestic capacity within Colombia will therefore also decrease by 84% as of April 1, 2020.

•	Avianca will ground 22 wide body and 100 narrow body aircraft as well as 10 ATRs, while maintaining five Airbus A320 and five ATRs operating within the Colombian domestic market.

Avianca Holdings is working with governments and their respective embassies to ensure continued humanitarian and repatriation flights. The Company is maintaining -and potentially temporarily expanding- operation of its cargo, freight, charter and courier business to adequately serve demand within those countries to which it flies and of its cargo customers.

In addition to reducing capacity, the Company is immediately implementing additional cost savings and liquidity preservation measures, including:

•	An immediate hiring freeze

•	Implementation of voluntary unpaid leave of absence

•	Temporarily deferred labor contracts

•	Negotiating payment terms with suppliers and financing suppliers

•	Deferral of non-essential costs and capital expenditures

Avianca continues to monitor the situation closely and will provide relevant market updates as appropriate.

For further information, please contact:

Avianca Investor Relations

+ (571) 587 7700 ext. 2474, 1349

ir@avianca.com

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ABOUT AVIANCA HOLDINGS S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 171 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary